VARIABLE ESTATE DESIGN^{SM}

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Life Separate Account I

Supplement dated June 25, 2003, to the Prospectus dated May 1, 2003, as amended June 19, 2003

This supplement amends certain information contained in the prospectus dated May 1, 2003, as amended on June 19, 2003. Please read it carefully and keep it with your prospectus for future reference.

Information about the American Funds Insurance Series - Growth and International Funds in Appendix B is deleted in its entirety and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective	Total Annual Fund Expenses
American Funds Insurance Series - Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital by investing primarily in U.S. common stocks.	Gross: 0.65% Net: 0.65%
American Funds Insurance Series - International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time by investing primarily in common stocks of companies based outside the United States.	Gross: 0.88% Net: 0.88%